EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Primerica, Inc.:

We consent to the incorporation by reference in the registration statement Nos. 333‑165834 and 333-176508 on Form S-8 and No. 333-209857 on Form S-3 of Primerica, Inc. of our reports dated February 27, 2017, with respect to the consolidated balance sheets of Primerica, Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10‑K of Primerica, Inc.

/s/ KPMG LLP

Atlanta, Georgia
February 27, 2017

EXH 23.1-1